Filed pursuant to Rule 424b3
Registration Statement No. 333-220240

PRELIMINARY PRICING SUPPLEMENT NO. 1

Dated September 14, 2017 to

PROSPECTUS SUPPLEMENT

Dated September 11, 2017 and

PROSPECTUS

Dated September 11, 2017

QUÉBEC

MEDIUM-TERM NOTES, SERIES A, FLOATING RATE NOTES DUE 2020

SUBJECT	PRICING DETAILS

Issuer:	Québec
Title of Securities:	Medium-Term Notes, Series A, Floating Rate Notes Due 2020 (“Series A Notes”)
Form of Security:	Global Note
Format:	SEC Registered-Registration Statement Number 333-220240
Ranking:	Direct, unconditional debt
Size:	U.S.$
Trade Date:	September , 2017
Settlement Date:	September , 2017
Extended Settlement Disclosure:	We expect that delivery of the Notes will be made against payment therefor on or about the closing date specified on the cover page of this pricing supplement, which is the 5th business day following the date hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Commission under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, U.S. purchasers who wish to trade the Notes prior to the date of delivery may be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any trade to prevent a failed settlement. Purchasers of the Notes in other countries who wish to trade the Notes on the date hereof or on the next business day should consult their own advisor.
Maturity Date:	September , 2020
Interest Payment Dates:	[March , June , September and December ] of each year, subject to adjustment in accordance with Modified Following Business Day convention.
First Interest Payment Date:	[December] , 2017, subject to adjustment in accordance with Modified Following Business Day convention. Interest will accrue from September , 2017.
Spread to 3 month USD LIBOR:	+ bps
Price:	% plus accrued interest, if any, from September , 2017
Net Proceeds to Issuer	U.S.$
Day Count:	Actual/360
Denominations:	U.S.$5,000 and integral multiples of U.S.$1,000 for higher amounts
Joint Lead Managers & Bookrunners:	BMO Capital Markets Corp.
CIBC World Markets Corp.
HSBC Securities (USA) Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Cusip/ISIN:	748149 AP6 / US748149AP64
Common Code
Redemption Price at Maturity	100% of the principal amount
Listing and Admission to Trading:	Application will be made for the Series A Notes to be admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange on or as soon as possible after the closing of the issue. We cannot guarantee that this application will be approved, and settlement of the Series A Notes is not conditioned on obtaining the listing.
Governing Law:	Québec and Canada
Prospectus and Prospectus Supplement:	Prospectus dated September 11, 2017, and Prospectus Supplement dated September 11, 2017
Stabilization:	Reg M/FCA/ICMA

Fiscal Agent:	Citibank, N.A.
Other Terms:

Québec has agreed, as a term of the Series A Notes, that each year it will deposit into its sinking fund constituted by Ministerial Order no. FIN-11 dated June 12, 2012 (the “Sinking Fund”) an amount equal to at least 1% of the outstanding principal amount of the Notes. The funds to be deposited in the Sinking Fund will be drawn from the Consolidated Revenue Fund of Québec. The Minister may invest money from the Sinking Fund and may dispose of or terminate such investments according to their terms.

The funds in the Sinking Fund will be used for repayment at maturity. The Series A Notes may be repaid from the proceeds deposited in the Sinking Fund. However, Québec is under no obligation to apply proceeds of the Sinking Fund to repay any particular series, including the Series A Notes, and there is no limitation on the amount of debt that may be designated in this manner in respect of the Sinking Fund. The Series A Notes will not be redeemable for sinking fund purposes.

European Economic Area Legends

If and to the extent that this announcement is communicated in, or the offer of the Notes to which it relates is made in, any European Economic Area Member State that has implemented Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU) (the “Prospectus Directive”) this announcement and the offer are only addressed to and directed at persons in that Relevant Member State who are qualified investors within the meaning of the Prospectus Directive (or who are persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Relevant Member State.

This announcement, the prospectus supplement and the prospectus have been prepared on the basis that any offer of Notes in any member state of the European Economic Area which has implemented the Prospectus Directive (a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of the Notes. Accordingly, any person making or intending to make any offer in that Relevant Member State of the Notes that are the subject of the offering contemplated in the prospectus dated September 11, 2017, the prospectus supplement dated September 11, 2017 and the pricing supplement for the Notes must only do so in circumstances in which no obligation arises for Québec or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer. Neither Québec nor the underwriters have authorized, nor do they authorize, the making of any offer of the Notes in circumstances in which an obligation arises for Québec or the underwriters to publish a prospectus supplement or prospectus for such offer. None of this announcement, the pricing supplement, the prospectus supplement nor the prospectus have been approved as a prospectus by a competent authority in any Relevant Member State and accordingly none is a prospectus for the purposes of the Prospectus Directive. This announcement does not constitute or form part of any offer or invitation to sell the Notes and is not soliciting any offer to buy the Notes in any jurisdiction where such offer or sale is not permitted.
United Kingdom Legend	This announcement is only for distribution to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue and sale of any Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this announcement or any of its contents.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASCRIBED THERETO IN THE PROSPECTUS SUPPLEMENT.

RECENT DEVELOPMENTS

The information set forth below does not purport to be complete and supplements, and is qualified in its entirety by, the more detailed information contained in Québec’s Annual Report on Form 18-K for the fiscal year ended March 31, 2017, as amended, and the other documents incorporated by reference in the prospectus, the prospectus supplement, and this preliminary pricing supplement. See “Where You Can Find More Information” in this preliminary pricing supplement.

Recent Economic Developments in 2017

The following table shows the changes in the main economic indicators for Canada and Québec through the latest period reported over the comparable period in the preceding year:

	Latest Period Reported (2017)	Percentage Changes Through Latest Period Reported Over Comparable Period in Preceding Year(1)
		Canada		Québec
GDP:
Real GDP (chained 2007 dollars)	May	3.4	(2)	2.8
Merchandise exports (2007 prices)	June	2.4	(3)	3.3
Retail trade	June	6.8		6.3
Housing starts	August	10.4		15.6
Value of manufacturers’ shipments	June	6.5		8.0
Employment	August	1.8		2.4
Consumer Price Index(4)	July	1.2		0.9

	Latest Month Reported	Percentage of Labor Force(5)
		Canada		Québec
Unemployment rate	August	6.5		6.2
(1)	Seasonally adjusted average of available months except for Consumer Price Index.
(2)	June 2017.
(3)	July 2017.
(4)	Monthly year over year change, not seasonally adjusted.
(5)	Seasonally adjusted average of available months.

Sources: Statistics Canada, Canada Mortgage and Housing Corporation and the Institut de la statistique du Québec.

Economic Assumptions

The projections in the Québec Economic Plan – March 2017 reflect the following assumptions regarding the economy of Québec for 2017.

Economic Assumptions included in the Québec Economic Plan – March 2017

(in percentage)

Percentage Change over 2016
GDP
At current market prices	3.3
In chained 2007 dollars	1.7
Household income	3.5
Business non-residential capital expenditures (2007 prices)	2.1
International exports (2007 prices)	2.7
Household Consumption (2007 prices)	2.2
Labor force	0.4
Employment	1.0

Average Rate

Unemployment rate	6.6
Note:	Economic assumptions, such as those included in the table above, are developed by Québec and are a necessary part of the budget process. Actual results may differ materially from these assumptions.

Sources: Ministère des Finances du Québec.

Where You Can Find More Information

We file annual reports, amendments to annual reports and other information with the U.S. Securities and Exchange Commission (“SEC”). These reports include financial information about us and may be accompanied with exhibits.

You may read and copy any document we file with the SEC at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The registration statement and the exhibits and schedules to the registration statement are also available through the SEC’s website at http://www.sec.gov.

You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address or, without charge, from us at the address listed below.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring to those documents. We incorporate by reference the documents listed below:

•	our Annual Report on Form 18-K for the year ended March 31, 2017, filed on May 19, 2017;

•	our Report on Form 18-K/A filed on March 31, 2017, which includes excerpts from our Budget 2017-2018—The Québec Economic Plan – March 2017; and

•	our Reports on Form 18-K/A filed on June 26, 2017, July 10, 2017, August 21, 2017 and September 11, 2017.

We also incorporate by reference all our future annual reports and amendments to annual reports, and any other information we file with the SEC pursuant to Sections 13(a) and 13(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until we sell all of the Securities. Each time we file a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents. All of these documents incorporated by reference are filed with the SEC under File No. 2-86339.

You may request a free copy of the annual reports, amendments to annual reports and other information mentioned above by writing to the following address:

Québec

Ministère des Finances

Documentation financière et conformité

12 rue Saint-Louis, bureau 2.33 Québec, Québec

Canada G1R 5L3

Tel.: (418) 643-8141

Fax: (418) 528-0984

We are responsible for the information incorporated by reference or contained in the prospectus, the prospectus supplement, this preliminary pricing supplement and any related free writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different or additional information, and we take no responsibility for any other information that others may give you. We are not making an offer of the Series A Notes in any state where the offer is not permitted by the law. You should not assume that the information in the prospectus, the prospectus supplement or this preliminary pricing supplement is accurate as of any date other than the date on the front of those documents.